Conn’s, Inc.

2445 Technology Forest Boulevard

The Woodlands, Texas 77381

December 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennie Beysolow

Re: Registration Statement on Form S-3 (File No. 333-261325) of Conn’s, Inc.

Ladies and Gentlemen:

On behalf of Conn’s, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:30 p.m., Washington, D.C. time, on December 14, 2021, or as soon thereafter as practicable.

Very truly yours,

CONN’S, INC.

By:	/s/ Mark L. Prior
Name:	Mark L. Prior
Title:	Vice President, General Counsel and Secretary